Exhibit 12

LKQ CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)
(Unaudited)

	Year Ended December 31,					Three Months Ended
	2013	2014	2015	2016	2017	March 31, 2018
Income from continuing operations before provision for income taxes	$475,827	$587,888	$649,030	$677,281	$766,627	$200,935
Fixed charges	100,190	124,670	124,739	176,414	201,246	56,053
Amortization of capitalized interest, net of interest capitalized	56	(50)	64	(423)	141	76
Distributed income of unconsolidated subsidiaries	—	—	—	—	7,549	—
Earnings available for fixed charges	$576,073	$712,508	$773,833	$853,272	$975,563	$257,064

Fixed charges:
Interest expense, including amortization of debt issuance costs	$51,184	$64,542	$57,860	$88,263	$101,640	$28,916
Capitalized interest	130	264	166	824	318	57
Portion of rental expense representative of interest	48,876	59,864	66,713	87,327	99,288	27,080
Total fixed charges	$100,190	$124,670	$124,739	$176,414	$201,246	$56,053
Ratio of earnings to fixed charges	5.7	5.7	6.2	4.8	4.8	4.6